FORM 11-K

                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

   (Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

           For the fiscal year ended December 31, 1995

                                OR

     [  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from __________ to __________

                 Commission file number:  0-7574



               WAUSAU PAPERS OF NEW HAMPSHIRE, INC.
                HOURLY SAVINGS AND INVESTMENT PLAN
(Full title of the plan and the address of the plan, if different from the issuer named below)



                    WAUSAU PAPER MILLS COMPANY
                        ONE CLARK'S ISLAND
                           P.O. BOX 1408
                      WAUSAU, WI 54402-1408
   (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                       REQUIRED INFORMATION


               WAUSAU PAPERS OF NEW HAMPSHIRE, INC.
                HOURLY SAVINGS AND INVESTMENT PLAN

         FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                   Year Ended December 31, 1995


                        TABLE OF CONTENTS

                                                           Page

Independent Auditor's Report                                 2

Financial Statements:

     Statements of Net Assets Available for Benefits         4

     Statement of Changes in Net Assets Available for
       Benefits                                              5

     Notes to Financial Statements                           6

Supplemental Schedules:

     Schedule of Assets Held for Investment Purposes        11

     Schedule of Reportable Transactions                    12

                   INDEPENDENT AUDITOR'S REPORT


Employee Benefits Committee of the
  Wausau Paper Mills Company
Wausau, Wisconsin


We have audited the accompanying statements of net assets available for benefits of the WAUSAU PAPERS OF NEW HAMPSHIRE, INC. HOURLY SAVINGS AND INVESTMENT PLAN as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as discussed in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Employer's Life Insurance Company of Wausau, the contract administrator of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1994 financial statements, except for comparing the information provided by the contract administrator with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not express an opinion on the Plan's financial statements as of December 31, 1994. The form and content of the information included in the 1994 financial statements, other than that derived from the information certified by the contract administrator, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above, of the WAUSAU PAPERS OF NEW HAMPSHIRE, INC. HOURLY SAVINGS AND INVESTMENT PLAN as of December 31, 1995, and for the year then ended present fairly, in all material respects, the net assets available for benefits of the WAUSAU PAPERS OF NEW HAMPSHIRE, INC. HOURLY SAVINGS AND INVESTMENT PLAN as of December 31, 1995, and changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1995 was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1995, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



      WIPFLI ULLRICH BERTELSON
      Certified Public Accountants


April 25, 1996
Wausau, Wisconsin

               WAUSAU PAPERS OF NEW HAMPSHIRE, INC.
                HOURLY SAVINGS AND INVESTMENT PLAN

         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                    December 31, 1995 and 1994
                                                             Neuberger   Marshall
                                                 Fidelity    & Berman    & Ilsley
                                     General     Magellan    Guardian    Balanced    Participant
                                     Account       Fund        Fund        Fund         Loans        Total
Net assets available for benefits
  December 31, 1995:
     Investments                   $  495,746   $  190,782   $  217,179  $  133,987   $            $1,037,694
     Participant loans receivable                                                         21,253       21,253
     Contribution receivable -
       Employee (withheld, not
       yet received)                    1,340          807        1,168         448                     3,763
     Interest receivable                                                                      77           77

Net assets available for benefits  $  497,086   $  191,589   $  218,347  $  134,435   $   21,330   $1,062,787

Net assets available for benefits
  December 31, 1994:
     Investments                   $  477,800   $  114,988   $  101,193  $  134,196   $            $  828,177
     Participant loans                                                                    23,633       23,633
     Contribution receivable -
       Employee (withheld, not
       yet received)                    1,235          731          595         468                     3,029

Net assets available for benefits  $  479,035   $  115,719   $  101,788  $  134,664   $   23,633   $  854,839

         See accompanying notes to financial statements.

               WAUSAU PAPERS OF NEW HAMPSHIRE, INC.
                HOURLY SAVINGS AND INVESTMENT PLAN

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                   Year Ended December 31, 1995
                                                             Neuberger   Marshall
                                                 Fidelity    & Berman    & Ilsley
                                     General     Magellan    Guardian    Balanced    Participant
                                     Account       Fund        Fund        Fund         Loans        Total
Additions:
     Employee contributions      $    29,953   $   18,839   $   21,607   $   12,661   $           $   83,060
     Investment income                32,649       36,448       37,962       26,489     1,997        135,545
     Transfers from other funds                    20,709       57,201                                77,910

          Total additions             62,602       75,996      116,770       39,150     1,997        296,515

Deductions:
     Employee benefits and
       withdrawals                     9,449          101          151                                 9,701
     Administrative expenses             410           25           60          461                      956
     Transfers to other funds         34,692                                 38,918     4,300         77,910

          Total deductions            44,551          126          211       39,379     4,300         88,567

Net additions (deductions)            18,051       75,870      116,559     (    229)  ( 2,303)       207,948
Net assets available for
  benefits at beginning of
  year                               479,035      115,719      101,788      134,664    23,633        854,839

Net assets available for
  benefits at end of year         $  497,086   $  191,589   $  218,347   $  134,435  $ 21,330     $1,062,787

         See accompanying notes to financial statements.

               WAUSAU PAPERS OF NEW HAMPSHIRE, INC.
                HOURLY SAVINGS AND INVESTMENT PLAN

                  NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The financial statements of Wausau Papers of New Hampshire, Inc.
Hourly Savings and Investment Plan (the "Plan") are maintained on the accrual basis of accounting.

Investment Valuation

Investments are stated at fair value. The investments in the pooled separate account, the common/collective trust and the registered investment company are based on the fair market value of the investments at the last reported sales price on the last business day of the Plan year including current year income and investment expenses. The fair value of the group annuity contracts investment in the general fund are at contract value. Contract value represents contributions made under the contract plus interest at the contract rate. The carrying value of the participant loans approximates market.

Investment income on the statement of changes in net assets available for benefits includes unrealized appreciation or depreciation, realized gains and losses, interest, and dividends.
Specific detail of investment income is not available from the trustee.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires the use of certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

NOTE 2 - DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan was established March 31, 1993. It includes a cash or deferred arrangement (CODA) as described in Section 401(k) of the Internal Revenue Code. Employees who are members of the collective bargaining units represented by Local 61 of the United Paperworkers International Union are eligible to participate in the Plan on the first day of the first month coinciding with or next following the first full working day of employment.

               WAUSAU PAPERS OF NEW HAMPSHIRE, INC.
                HOURLY SAVINGS AND INVESTMENT PLAN

                  NOTES TO FINANCIAL STATEMENTS

NOTE 2 - DESCRIPTION OF PLAN (CONTINUED)

Contributions

Under the Plan, participants may contribute from 1 percent to 12 percent of their earnings. Individual contributions are limited by Section 402(g) of the Internal Revenue Code adjusted annually for inflation under Section 415(d). The amount of this limitation in 1995 and 1994 was $9,240.

Participant Accounts

Each participant's account is credited with their contributions and plan earnings.

The Plan allows participants to select their investment options from one or more of the following funds:

     General Account - Employers Life Insurance of Wausau General
     Account assets are invested primarily in corporate bonds.
     The rate of interest to be earned each year is determined in advance of each year.

     Balanced Fund - Assets in the common/collected trusts consist of various mixes of stocks, bonds and money markets managed by Marshall & Ilsley Investment Management Corp.

     Growth and Income Equity Fund - The Neuberger & Berman
     Guardian Fund, a registered investment company, consist of common stocks that are principally dividend paying.

     Growth Equity Fund - The Fidelity Magellan Fund assets, pooled-separate accounts managed by Nationwide Life Insurance Company consist primarily of common stock and securities convertible into common stock, of United States, multinational and foreign companies that offer potential for growth.

Participant Loans

Under the Plan, participants are allowed to borrow against their account balance. Loans may not exceed the lesser of 50 percent of the participant's account balance or $50,000, with a repayment period not to exceed 5 years. Each loan will be secured by the remaining vested account balance of the participant, and bear interest at a reasonable rate. Upon termination of employment, outstanding balances become due and payable to the Plan. The administrator is unable to provide a detail of loans receivable by fund type.

               WAUSAU PAPERS OF NEW HAMPSHIRE, INC.
                HOURLY SAVINGS AND INVESTMENT PLAN

                  NOTES TO FINANCIAL STATEMENTS


NOTE 2 - DESCRIPTION OF PLAN (CONTINUED)

Expenses of the Plan

Administrative expenses charged by Employers Life Insurance Company of Wausau, and all other expenses incurred in conjunction with the Plan are paid by Wausau Paper Mills Company, the Plan's sponsor. Investment advisory fees and management fees are offset against earnings. Loan fees are charged directly to participants' accounts.

Plan Benefits

Upon retirement, disability or death, the value of a participant's account is payable to the participant or a named beneficiary based on the participant's elected payment method. The payment options available are lump-sum, periodic payment or nontransferable annuity. If a participant leaves the Company before retirement age, the pay-out of the participant's account may be delayed until retirement age if the value of the account is $3,500 or greater. Retirement age is age 65.

Vesting

Participants are 100 percent vested in their voluntary contributions and earnings on those contributions. Participant contributions and earnings thereon may be withdrawn for any reason after a participant reaches age 59 1/2 or at any age if a participant demonstrates financial hardship. Financial hardship withdrawals are subject to government regulation and may be subject to a 10 percent penalty.

Plan Termination

In the event the Plan is terminated, the trustee will liquidate the assets and distribute the net balance among participants as soon as practicable with each participant receiving an amount proportional to that which the amount in his/her account bears to the aggregate amount in all accounts.

NOTE 3 - INVESTMENTS

A summary of investments at December 31, follows:

     Investments at Fair Value            1995          1994
     General Account                    $495,746     $477,800
     Fidelity Magellan Fund              190,782      114,988
     Neuberger & Berman Guardian Fund    217,179      101,193
     Marshall & Ilsley Balanced Fund     133,987      134,196
     Participant loans                    21,253       23,633

Investment income for the year ended December 31, 1995 follows:
     General Account                    $ 32,649
     Fidelity Magellan Fund               36,448
     Neuberger & Berman Guardian Fund     37,962
     Marshall & Ilsley Balanced Fund      26,489
     Participant loans                     1,997

The following is a schedule of investments that individually represent 5 percent of the Plan's net assets at December 31:
                                             1995                      1994
                                      Asset     Percent of      Asset      Percent of
                                   Fair Value   Net Assets    Fair Value   Net Assets
General Account                     $495,746      46.6%        $477,800      55.9%
Fidelity Magellan Fund               190,782      18.0%         114,988      13.5%
Neuberger & Berman Guardian Fund     217,179      20.4%         101,193      11.8%
Marshall & Ilsley Balanced Fund      133,987      12.6%         134,196      15.7%

               WAUSAU PAPERS OF NEW HAMPSHIRE, INC.
                HOURLY SAVINGS AND INVESTMENT PLAN

                  NOTES TO FINANCIAL STATEMENTS


NOTE 4 - TAX-EXEMPT STATUS OF THE PLAN

The Plan is qualified under Section 401 of the Internal Revenue
Code and is exempt from federal and state income taxes. The most recent Internal Revenue Service favorable determination letter is dated August 25, 1995.

NOTE 5 - INFORMATION CERTIFIED BY THE CONTRACT ADMINISTRATOR

Information included in the 1994 net assets available for benefits and the information in the supplemental schedules was prepared or derived from information prepared by the contract administrator. The trustee has obtained certification from the contract administrator that such information is complete and accurate.

                      SUPPLEMENTAL SCHEDULES

               WAUSAU PAPERS OF NEW HAMPSHIRE, INC.
                HOURLY SAVINGS AND INVESTMENT PLAN

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                        December 31, 1995
                            Description of Investment
  Identity of Issue,         Including Maturity Date,
  Borrower Lessor, or      Rate of Interest, Collateral,                 Current
     Similar Party            Par or Maturity Value         Cost          Value
Employers Life Insurance     Group Annuity Contract:
  Company of Wausau            General Account 6.7%     $  495,746     $  495,746

Nationwide Life Insurance
  Company                    Pooled Separate Account          *           190,782

Marshall & Ilsley Trust
  Company                    Moderate Balanced Fund           *           133,987

Neuberger & Berman
  Management, Inc.                Guardian Fund               *           217,179

Participant loans            Rate during year 10.75%                       21,253

                                                        $  495,746     $1,058,947

*The mutual fund assets consist of pooled funds held by the custodian.  The custodian has stated that they cannot provide information regarding the cost of the investments.

There were no investment assets reportable as acquired and disposed of during the year.

                See Independent Auditor's Report.

               WAUSAU PAPERS OF NEW HAMPSHIRE, INC.
                HOURLY SAVINGS AND INVESTMENT PLAN

               SCHEDULE OF REPORTABLE TRANSACTIONS
                   Year Ended December 31, 1995
                                                                       Current
   Identity                                                            Value of     Net
     of                                                    Cost       Asset on     Gain
    Party           Description      Purchase   Selling     of       Transaction    or
   Involved          of Asset          Price     Price     Asset        Date      (Loss)
Neuberger/Berman   Guardian Fund     $ 57,201     N/A    $ 57,201     $ 57,201     N/A

                See Independent Auditor's Report.

                            SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                         WAUSAU PAPERS OF NEW HAMPSHIRE, INC.
                         HOURLY SAVINGS AND INVESTMENT PLAN




DATE: April 25, 1996
                         LARRY A. BAKER
                         Larry A. Baker
                         Trustee